Exhibit 99.5

N  E  W  S       R  E  L  E  A  S  E

Siyata Mobile Announces 180% Increase in Revenue for Second Quarter 2023

●	Revenue of $2.7 million, up 180% year-over-year and 50% sequentially

●	Company to host conference call at 9 a.m. ET on Tuesday, August 15

Vancouver, BC – August 14, 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three months ended June 30, 2023.

“Growth continued to accelerate in the second quarter with a 180% year-over-year increase in revenue on strengthening sales of our mission-critical PoC (MCPTT) SD7 solution,” said Marc Seelenfreund, Founder and CEO of Siyata. “Adoption of our critical communications devices is expanding. We have received purchase orders for SD7 handset and its accessories of more than $5 million since the start of 2023, and our resellers also anticipate an increase in demand. Just as important, the increase in orders reaches beyond emergency services to include education, healthcare, industrial and enterprise use cases among others. Given our performance in the first half of the year and our expanding sales pipeline, we are increasingly optimistic that 2023 will be a strong growth sales year for Siyata.”

Key financial highlights for the three months ended June 30, 2023:

●	Revenues were $2.7 million compared to $970,000 for the three months ended June 30, 2022. This increase of $1.7 million, or 180%, was due mainly to sales of the SD7 in Q2 2023 of $1.9 million.

●	Gross profit of $804,000, or 29.7% of revenues, compared to $109,000, or 11.2% of revenues for the three months ended June 30, 2022. The increase in gross profit dollars and margin was mainly due to selling more SD7 Handsets which are at a higher gross margin compared to fewer low gross margin legacy devices last year.

●	Net loss was ($2.3) million as compared to a net loss of ($4.3) million in the same period in the prior year.

●	Adjusted EBITDA was ($2.0) million compared to ($3.4) million in the same period in the prior year, an improvement of $1.4 million. (See reconciliation with IFRS below).

Liquidity and Capital Resources

As of June 30, 2023, the Company had a cash balance of $2.0 million and working capital of $3.7 million compared to $1.9 million and $1.6 million, respectively, as of December 31, 2022.

In June 2022, the Company issued 50.0 million common shares at a purchase price of $0.045 per share in a public offering for gross proceeds of $2.25 million. Subsequent to June 30, 2023, the Company issued an additional 51.45 million common shares at a purchase price of $0.045 per share in a registered direct offering for gross proceeds of $2.3 million. Also subsequent to the end of the second quarter, the Company effected a 1-for-100 reverse stock split.

Conference Call Details

The Company will host a conference call at 9 a.m. ET on Tuesday, August 15, 2023 to discuss its second quarter 2023 financial results. Following management’s formal remarks there will be a question-and-answer session.

Date: Tuesday, August 15, 2023

Time: 9 a.m. Eastern Time/6 a.m. Pacific Time

North America dial-in number: +1 (888) 506-0062

International toll-free dial-in number: +1 (973) 528-0011

Access Code: 642415

A replay will be available until August 29, 2023. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 48862.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/48862.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Siyata Mobile Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in US dollars)

	June 30, 2023	December 31, 2022
ASSETS
Current
Cash	$2,026,640	$1,913,742
Trade and other receivables	2,455,711	1,574,628
Prepaid expenses	262,481	173,504
Inventory	2,505,957	4,092,550
Advance to suppliers	588,970	155,852
	7,839,759	7,910,276
Long term receivable	142,838	150,185
Right of use assets	770,840	887,137
Equipment	190,706	207,402
Intangible assets	7,633,427	6,987,531
Total assets	$16,577,570	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan	$719,623	$-
Accounts payable and accrued liabilities	2,742,429	3,078,650
Deferred revenue	-	149,600
Lease obligations	329,433	303,788
Warrant liability	307,381	2,734,804
	4,098,866	6,266,842
Lease obligation	484,298	635,217
Total liabilities	4,583,164	6,902,059
Shareholders’ equity
Share capital	82,706,883	73,312,866
Reserves	14,218,932	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(85,030,279)	(77,818,663)
	11,994,406	9,240,472
Total liabilities and shareholders’ equity	$16,577,570	$16,142,531

Siyata Mobile Inc.
Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in US dollars)
For the three and six months ended June 30

	6 months ended June 30, 2023		3 months ended June 30, 2023
	USD	USD	USD	USD
	2023	2022	2023	2022

Revenue	$4,513,354	$1,802,502	$2,710,717	$969,528
Cost of sales	(3,212,347)	(1,438,778)	(1,906,227)	(860,855)
Gross Profit	1,301,007	363,724	804,490	108,673

EXPENSES
Amortization and depreciation	855,139	459,924	453,499	335,419
Development expenses	85,450	263,370	31,465	140,054
Selling and marketing	2,041,168	2,208,726	1,037,803	1,163,675
General and administrative	3,095,812	3,510,661	1,703,382	1,851,582
Inventory impairment	-	303,316	-	238,980
Bad debts	10,148	63,285	10,148	70,643
Share-based payments	571,533	1,939,035	260,705	1,126,300
Total operating expenses	6,659,250	8,748,317	3,497,002	4,926,653

Net operating loss	(5,358,243)	(8,384,593)	(2,692,512)	(4,817,980)

OTHER EXPENSES
Finance expense	75,349	45,726	41,251	18,739
Foreign exchange	(78,599)	19,168	(78,762)	106,828
Change in fair value of convertible promissory note	-	3,250,848	-	570,391
Change in fair value of opening warrant liability	-	962,350	-	-
Change in fair value of warrant liability	1,856,623	(5,444,935)	(321,384)	(1,209,850)
Transaction costs	-	965,247	-	-
Total other expenses	1,853,373	(201,596)	(358,895)	(513,892)
Net loss for the year	(7,211,616)	(8,182,997)	(2,333,617)	(4,304,088)

Other comprehensive income
Translation adjustment	-	1,518	-	25,986

Comprehensive loss for the year	$(7,211,616)	$(8,181,479)	$(2,333,617)	$(4,278,102)

Weighted average shares (before the 100-1 reverse split)	68,257,292	13,805,757	77,394,214	14,635,152
Basic and diluted loss per share (before the 100-1 reverse split)	$(0.11)	$(0.59)	$(0.03)	$(0.29)

Weighted average shares (after the 100-1 reverse split)	682,573	138,058	773,942	146,352
Basic and diluted loss per share (after the 100-1 reverse split)	$(10.57)	$(59.27)	$(3.02)	$(29.41)

Siyata Mobile Inc.
Reconciliation to Adjusted EBITDA
(Expressed in US dollars)
For the three months ended June 30, 2023 and 2022

	6 months ended June 30, 2023		3 months ended June 30, 2023
	USD	USD	USD	USD
EBITDA	2023	2022	2023	2022
Net operating loss	(5,358,243)	(8,384,593)	(2,692,512)	(4,817,980)
addback
Amortization and depreciation	855,139	459,924	453,499	335,419
Share based payments	571,533	1,939,035	260,705	1,126,300

Adjusted EBITDA	(3,931,571)	(5,985,634)	(1,978,308)	(3,356,261)

- END -

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